Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 25, 2020

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – June 3, 2020 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the third quarter ended April 25, 2020.

Sales and results of operations in the 13 weeks ended April 25, 2020 were significantly impacted by the COVID-19 outbreak. Same store sales increased 13.6% and net income increased 97%, adjusted for special items, in the 13 weeks ended April 25, 2020 compared to the prior year. Village operates in and around one of the epicenters of the health crisis with much of our trade area under stay-at-home orders since mid-March 2020. The Company is classified as an essential business and has remained open to serve our customers and the communities in which we operate.

Our first priority throughout this unprecedented time has been and will continue to be the safety of our associates and our customers. In response to COVID-19, Village incurred incremental operating expenses of over $5,500,000 in the 13 weeks ended April 25, 2020 for programs and new initiatives implemented to support and protect our associates, customers and communities, including:

•	Enhanced and more frequent sanitation practices, including hourly cleaning of high touch point areas throughout our stores, nightly deep cleaning and bi-weekly disinfectant fogging in every store

•	Reduced store operating hours, including the closure of all stores on Easter Sunday, to provide time for our associates to rest and complete the enhanced cleaning practices

•	Created a centralized call center to provide our associates with consistent, accurate, reliable guidance regarding Company policies and CDC recommended protocols

•	Created a text communication platform to provide enrolled associates with real-time alerts and updates

•	Expanded remote work capabilities for office associates and limited travel of regional supervision teams

•	Provided over 150,000 meals, including two hot meals during the day to all associates on duty and a boxed lunch to all night crew associates, through the Feeding Our Village Heroes Program

•	Provided over 15,000 meals sourced from local restaurants to healthcare professionals through our Heroes Feeding Heroes program

•	Reserved the first hour of business each day for elderly and at-risk customers

•
Implemented a temporary wage premium of $2 per hour above the standard base rate of pay for all hourly front-line associates and weekly premiums for salaried front-line associates, applied to hours worked from March 22nd through June 13th

•	Accelerated payment of quarterly bonuses for the 13 weeks ended April 25, 2020

•	Provided Emergency Paid Leave to associates affected by COVID-19

•	Maintained health care coverage for all associates unable to work due to COVID-19

•	Blue Squares for Social Distancing program - installed floor markers and additional signage in high traffic areas to signify six-foot distances to encourage proper social distancing

•	Installed plexiglass shields at all registers, guest services and pharmacy counters

•	Reduced offerings at service departments, eliminated the sale of bulk self-service merchandise and closed in-store restaurants and dining areas to assist and encourage social distancing

•	Limited the number of customers to approximately 30% of each store's maximum occupancy

•	Implemented a Personal Protective Equipment program and provided associates with masks and gloves

•	Donated and supplied masks to local hospitals

•	Implemented temperature checks for all associates

•	Expanded digital capabilities, including four rapidly deployed "pop-up" ShopRite from Home stores, contactless pickup and prescription drug pickup and delivery

•	Expanded partnerships with online grocery picking and delivery services to better support our customers increased demand for these services

•	Introduced the Essentials Box Program - providing a safe and convenient way to stock up on in-demand produce or cleaning products, pre-packaged and available for delivery

•	Expanded mobile scan to an additional 10 stores

Exhibit 99.1

Results of Operations for the 13 Weeks Ended April 25, 2020

Net income was $11,152,000 in the 13 weeks ended April 25, 2020 compared to $4,970,000 in the 13 weeks ended April 27, 2019. The 13 weeks ended April 25, 2020 includes a gain on the sale of pharmacy prescription lists related to three store pharmacies closed in March 2020 of $854,000 (net of tax). The 13 weeks ended April 25, 2020 includes pension settlement charges of $83,000 (net of tax) compared to $302,000 (net of tax) in the 13 weeks ended April 27, 2019. Excluding these items from both periods, net income increased 97% in the 13 weeks ended April 25, 2020 compared to the prior year.

Sales were $458,292,000 in the 13 weeks ended April 25, 2020, an increase of 15.9% compared to the 13 weeks ended April 27, 2019.  Sales increased due to the opening of the Stroudsburg replacement store on November 1, 2019, the acquisition of Gourmet Garage on June 24, 2019 and a same store sales increase of 13.6%. Same store sales increased due primarily to the impact of the COVID-19 outbreak and related stay-at-home measures, most significantly in March where sales reached unprecedented levels. Same store sales also increased due to continued sales growth in the Bronx, New York City store opened on June 28, 2018 and digital sales growth of 41.8%. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales increased to 28.34% in the 13 weeks ended April 25, 2020 compared to 27.97% in the 13 weeks ended April 27, 2019. Excluding the impact of the addition of Gourmet Garage, gross profit as a percentage of sales increased .16% in the 13 weeks ended April 25, 2020 compared to the 13 weeks ended April 27, 2019 due primarily to lower promotional spending due to uncertainty of product availability during the COVID-19 outbreak (.49%) and increased leverage on fixed warehouse assessment charges from Wakefern (.26%). These increases were partially offset by an unfavorable change in product mix (.37%), decreased departmental gross margin percentages (.18%) and decreased patronage dividends and rebates received from Wakefern (.05%). Both product mix and departmental gross margin percentages were impacted by limitations in service departments and product availability as a result of the COVID-19 outbreak. Additionally, departmental gross profits decreased due to price investments, including the ShopRite's Right Price Promise pricing strategy, a commitment to everyday low prices on the items customers purchase most frequently, introduced in October 2019, and decreased pharmacy margins as a result of continued downward pressure on prescription reimbursement rates from third party providers.

Operating and administrative expense as a percentage of sales decreased to 23.34% in the 13 weeks ended April 25, 2020 compared to 24.62% in the 13 weeks ended April 27, 2019. The 13 weeks ended April 25, 2020 includes a gain on the sale of pharmacy prescription lists related to three store pharmacies closed in March 2020 (.26%), lease costs reclassified from Depreciation and Amortization and Interest Expense to Operating and Administrative Expense (.14%) as a result of the adoption of ASU 2016-02, “Leases,” and a reduction in pension settlement charges of (.08%) compared to the 13 weeks ended April 27, 2019. Excluding these items, operating and administrative expense as a percentage of sales decreased 1.08% in the 13 weeks ended April 25, 2020 compared to the 13 weeks ended April 27, 2019 due primarily to leverage from higher sales despite incremental costs related to COVID-19, including enhanced wages and benefits and expanded safety and sanitation protocols (1.21%).

Net income was $15,724,000 in the 39 weeks ended April 25, 2020 compared to $18,810,000 in the 39 weeks ended April 27, 2019. The 39 weeks ended April 25, 2020 includes a gain on the sale of pharmacy prescription lists related to three store pharmacies closed in March 2020 of $854,000 (net of tax), a non-cash pension charge related to the termination of a company-sponsored pension plan and other pension settlement charges of $953,000 (net of tax), pre-opening costs related to the Stroudsburg, Pennsylvania replacement store of $891,000 (net of tax) and store closure costs and charges to write off the lease asset and related obligations for the old Stroudsburg store of $557,000 (net of tax). The 39 weeks ended April 27, 2019 includes a $290,000 (net of tax) gain for Superstorm Sandy insurance proceeds received and pension settlement charges of $301,000 (net of tax). Excluding these items from both periods, net income decreased 8% in the 39 weeks ended April 25, 2020 compared to the prior year.

Village Super Market operates a chain of 35 supermarkets under the ShopRite and Fairway names in New Jersey, Maryland, New York and eastern Pennsylvania and three specialty markets under the Gourmet Garage name in New York City.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ

Exhibit 99.1

from the forward-looking statements: the impact of the COVID-19 pandemic on our business and the economy; economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives and acquisitions; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 25, 2020	April 27, 2019	April 25, 2020	April 27, 2019

Sales	$458,292	$395,458	$1,303,116	$1,225,137

Cost of sales	328,391	284,847	941,722	884,678

Gross profit	129,901	110,611	361,394	340,459

Operating and administrative expense	106,987	97,351	317,861	293,679

Depreciation and amortization	7,678	6,566	22,914	20,481

Operating income	15,236	6,694	20,619	26,299

Interest expense	(563)	(1,106)	(1,698)	(3,334)

Interest income	910	1,402	3,199	3,886

Income before income taxes	15,583	6,990	22,120	26,851

Income taxes	4,431	2,020	6,396	8,041

Net income	$11,152	$4,970	$15,724	$18,810

Net income per share:
Class A common stock:
Basic	$0.86	$0.39	$1.22	$1.46
Diluted	$0.77	$0.34	$1.09	$1.31

Class B common stock:
Basic	$0.56	$0.25	$0.79	$0.95
Diluted	$0.56	$0.25	$0.79	$0.95

Gross profit as a % of sales	28.34%	27.97%	27.73%	27.79%
Operating and administrative expense as a % of sales	23.34%	24.62%	24.39%	23.97%